As filed with the Securities and Exchange Commission on March 23, 2020

Registration No. 333-[                  ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cadiz Inc.

(Exact name of registrant as specified in its charter)

Delaware	77-0313235
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

550 South Hope Street

Suite 2850

Los Angeles, California 90071

(213) 271-1600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Timothy J. Shaheen

Chief Financial Officer

550 South Hope Street

Suite 2850

Los Angeles, California 90071

(213) 271-1600

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of communications to:

Kevin Friedmann, Esq.

Greenberg Traurig, LLP

1840 Century Park East

Suite 1900

Los Angeles, California 90067

(310) 586-7747

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐	Smaller reporting company ☑
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Series 1 Preferred Stock, Par Value $0.01 per Share (“Preferred Shares”)	10,000 Shares	(2)	$3,826.71	(3)	$38,267,098.75		$4,967.07
Common Stock, Par Value $0.01 Per Share, underlying Preferred Shares	4,050,500 Shares	(2)	-	(4)	-	(4)	-	(4)
Common Stock acquired upon conversion of 7.00% Convertible Senior Notes due 2020 (the “Notes”)	2,589,674 Shares	(5)	-	(6)	-	(6)	-	(6)
Other shares of Common Stock	1,022,464 Shares		9.45	(7)	9,659,728.64		$1,253.83
Total							6,220.90

(1)	This registration statement registers the offer and sale of (i) 10,000 shares of our Preferred Shares, (ii) 4,050,500 shares of our common stock, par value $0.01 per share, that may be acquired by selling securityholders upon conversion of the Preferred Shares (“Preferred Conversion Shares”), (iii) 2,589,674 shares of our common stock acquired by selling securityholders upon conversion of principal and accretion under a portion of original principal amount of our Notes issued by us in December 2015 and April 2016 pursuant to an indenture, dated December 10, 2015, between us and The Bank of New York Mellon Trust Company, N.A., as Trustee (“Note Conversion Shares”) and (iv) 1,022,464 shares of common stock held by the selling securityholders (“Additional Common Shares”). Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Pursuant to Rule 416 under the Securities Act, this registration statement shall also cover an indeterminate number of additional shares of common stock that may become issuable by virtue of any stock dividend, stock split, recapitalization or other similar transaction.
(3)	Each Preferred Share is convertible by the holder into 405.05 shares of common stock. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, the Proposed Maximum Offering Price Per Share is based upon the average high and low sales price of our common stock on March 16, 2020 on the Nasdaq Global Market multiplied by 405.05.
(4)	No additional consideration will be received upon conversion of the Preferred Shares, and therefore no registration fee is required with respect to the Preferred Conversion Shares pursuant to Rule 457(i) under the Securities Act.
(5)

Pursuant to Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the prospectus included herein is a combined prospectus that also relates to securities that were registered by the Registration Statement on Form S-3 (File No. 333-211383) (the “Prior Registration Statement”) and this registration statement constitutes a post-effective amendment to the Prior Registration Statement.  A filing fee of $9,386.17 was previously paid in connection with registering offers and sales, pursuant to the Prior Registration Statement, of 13,808,765 shares of common stock issuable upon conversion of $56,941,000 in original principal amount of our Notes, including accretion if held to maturity.  Such post-effective amendment shall become effective concurrently with the effectiveness of this registration statement in accordance with Section 8(a) of the Securities Act.

The 2,589,674 Note Conversion Shares registered pursuant to this registration statement were included in the 13,808,765 shares registered under the Prior Registration Statement. A filing fee of $9,386.17 was previously paid in connection with registering offers and sales pursuant to the Prior Registration Statement, and as a result, no additional fee is required.

(6)	The filing fee with respect to the Note Conversion Shares was previously paid on May 16, 2016, upon filing of the Prior Registration Statement.
(7)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, the Proposed Maximum Offering Price Per Share is based upon the average high and low sales price of our common stock on March 16, 2020 on the Nasdaq Global Market.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

DATED MARCH 23, 2020, SUBJECT TO COMPLETION

PROSPECTUS

CADIZ INC.

10,000 Shares of Series 1 Preferred Stock,

7,662,638 Shares of Common Stock

_____________________

The selling securityholders identified in this prospectus may offer from time to time up to 10,000 shares of Series 1 Preferred Stock, or the “Preferred Shares,” up to 4,050,500 shares of our common stock issuable upon conversion of the Preferred Shares, or the “Preferred Conversion Shares,” 2,589,674 shares of our common stock, or the “Note Conversion Shares,” issued upon conversion of a portion of our 7.00% Convertible Senior Notes due 2020, or the “2020 Notes” and 1,022,464 additional shares of our common stock held by the selling securityholders, or the “Additional Common Shares.” We are contractually obligated to register the Preferred Shares, the Preferred Conversion Shares, the Note Conversion Shares and the Additional Common Shares, which the selling securityholders may resell.

Each Preferred Share is convertible at any time at the option of the holder into 405.05 shares of our common stock, subject to adjustment and subject to beneficial ownership limitations. On March 5, 2025, each outstanding Preferred Share will automatically convert into shares of our common stock, subject to beneficial ownership limitations. Prior to March 5, 2025, each Preferred Share will be entitled to 301.98 votes (subject to adjustment) on all matters on which stockholders are generally entitled to vote (subject to such holder’s beneficial ownership limitation). After March 5, 2025, the Preferred Shares will have no voting rights, except as required by applicable law.

Prior to March 5, 2025, subject to exceptions, if we liquidate, dissolve or wind up, each Preferred Share will be entitled (1) to receive $2,734.09 per share (subject to adjustment) before any payment may be made to holders of our common stock or any outstanding series of our preferred stock junior in liquidation preference to the Preferred Shares and (2) to participate pro rata on an as-converted into common stock basis with all of our common stock in the distribution of any remaining proceeds from the liquidation, dissolution or winding up. After March 5, 2025, Preferred Shares will not receive any preference and will only be entitled to participate pro rata on an as-converted into common stock basis with all of our common stock in the distribution of any remaining proceeds. Prior to March 5, 2025, the holders of Preferred Shares will not be entitled to participate in any dividends or distributions. After March 5, 2025, Preferred Shares will rank pari passu on an as-converted to common stock basis with all of our common stock as to dividends and distributions.

We will not receive any of the proceeds from the resale of the Preferred Shares, the Preferred Conversion Shares, the Note Conversion Shares or the Additional Common Shares. We have agreed to pay for the expenses of this offering.

The selling securityholders may sell the shares covered by this prospectus from time to time through any of the means described in the section of this prospectus entitled “Plan of Distribution.”  The prices at which the selling securityholders may sell the Preferred Conversion Shares, the Note Conversion Shares and the Additional Common shares will be determined by the prevailing market price for the shares or in negotiated transactions. The prices at which the selling securityholders may sell the Preferred Shares will be determined in negotiated transactions.

The Preferred Shares are not listed on any securities exchange.  Our common stock is traded on the Nasdaq Global Market under the symbol “CDZI”.  On March 20, 2020, the last reported sale price of our common stock on the Nasdaq Global Market was $9.70.

We may amend or supplement this prospectus from time to time to update the disclosures set forth herein.

_____________________

Investing in our securities involves a high degree of risk.  You should carefully read and consider the “Risk Factors” beginning on page 4.

_____________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_____________________

Prospectus dated                       , 2020

i

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, using a “shelf” registration or continuous offering process. Under this shelf process, the selling securityholders from time to time may offer and sell, in one or more offerings, the securities described in this prospectus. We will not receive any proceeds from the resale by any selling securityholder of the offered securities described in this prospectus.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by a selling securityholder. The prospectus supplement may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference.”

You may rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide information or to make representations not contained in this prospectus.  This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful.  Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained incorporated by reference in this prospectus is correct as of any time after the date of this prospectus.

Unless the context otherwise requires, the terms “we,” “us,” “our,” “Cadiz,” and “the Company” refer to Cadiz Inc., a Delaware corporation.

NOTICE ABOUT FORWARD-LOOKING STATEMENTS

Information presented in this prospectus, and in other documents which are incorporated by reference in this prospectus under the sections of this prospectus entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” that discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, are forward-looking statements.  Forward-looking statements can be identified by the use of words such as “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans,” and “proposes.”  Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements.  These include, among others, the cautionary statements in the “Risk Factors” section of this prospectus beginning on page 4.  These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements.  When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the “Risk Factors” section and other sections of this prospectus, and other cautionary statements in documents which are incorporated by reference in this prospectus and listed in “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on pages 17 and 18, respectively.

ii

PROSPECTUS SUMMARY

About Cadiz

We are a natural resources development company dedicated to creating sustainable water and agricultural opportunities in California. We own approximately 45,000 acres of land with high-quality, naturally recharging groundwater resources in three areas of Southern California’s Mojave Desert.  These properties are located in eastern San Bernardino County situated in close proximity to major highway, rail, energy and water infrastructure, including the Colorado River Aqueduct, or the “CRA”, which is the primary transportation route for water imported into Southern California from the Colorado River.

Our properties offer opportunities for a wide array of sustainable activities including water supply projects, groundwater storage, large-scale agricultural development and land conservation and stewardship programs.  In addition to our land and water assets, we also own pipeline and well infrastructure able to irrigate existing agriculture and to convey water to and from other communities and agricultural ventures that may be short of supply and/or storage.

Our main objective is to realize the highest and best use of our land, water and infrastructure assets in an environmentally responsible way. We believe that the highest and best use of our assets will be realized through the development of a combination of water supply, water storage and agricultural projects in accordance with a holistic land management strategy. Our present activities are focused on developing our assets in ways that meet growing long-term demand for access to sustainable water supplies and agricultural products.

Upon our founding in 1983 as Cadiz Land Company, we began an agricultural development on a portion of our primary property in Cadiz, California, which is a 34,500-acre property at the base of the Fenner and Orange Blossom Wash watersheds in eastern San Bernardino County, or the “Cadiz/Fenner Property.” These watersheds span an area of more than 1,300 square miles and have 17 to 34 million acre-feet of fresh, high-quality groundwater in storage – an amount comparable to Lake Mead, America’s largest surface reservoir.

We have sustainably farmed portions of the Cadiz/Fenner Property since the late 1980s in accordance with permits from the County of San Bernardino, the public agency responsible for groundwater use at the Cadiz/Fenner Property. The permits authorize the development of up to 9,600 acres of the Cadiz/Fenner Property for farming and the associated use of underlying groundwater for irrigation.

The Cadiz/Fenner Property is well-suited for various permanent and seasonal crops, and we have successfully grown citrus, organic table grapes and raisins, and seasonal vegetables, such as melons, squash and asparagus. Today, we are engaged in agricultural joint ventures at the Cadiz/Fenner Property and are the largest private agricultural operation in San Bernardino County. Presently, the property has 2,100 acres leased to third parties for cultivation of citrus and 242 acres leased to our joint venture, SoCal Hemp JV LLC, for the cultivation of industrial hemp.

In addition to our agricultural ventures, we are presently developing the Cadiz Valley Water Conservation, Recovery and Storage Project, or the “Water Project,” which is approved to capture and conserve millions of acre-feet of native groundwater currently being lost to evaporation from the aquifer system beneath our Cadiz/Fenner Property, and provide 50,000 acre-feet of water per year, enough water for 400,000 people, to water providers throughout Southern California. A second phase of the Water Project would offer storage in the aquifer system for up to one million acre-feet of imported water. Following a multi-year California Environmental Quality Act review and permitting process, the Water Project received permits that allow the capture and conservation of 2.5 million acre-feet of groundwater over 50 years in accordance with the terms of a groundwater management plan approved by San Bernardino County.  We believe that the ultimate implementation of the Water Project would provide a significant return on our investment and future cash flow.

By making new water supply and storage available in Southern California, we believe we can be part of the solution to the State’s persistent water challenge. Available water supply in Southern California is constrained every year by regulatory restrictions on each of the State’s three main water sources: (1) the CRA; (2) the State Water Project, which provides water supplies from Northern California to the central and southern parts of the state; and (3) the Los Angeles Aqueduct, which delivers water from the eastern Sierra Nevada mountains to Los Angeles. Southern California’s water providers and farmers rely on imports from these systems to meet demand, but deliveries from all three into the region are consistently below capacity, even in wet years.

Further, the availability of supplies in California differs greatly from year to year due to natural hydrological variability. Over the last decade, California experienced an historic drought featuring record-low winter precipitation, followed by record wet years. The 2018-2019 winter was a wet year, with snowpack and rainfall well above average through the summer of 2019, however 2020 is on track to be another dry year, with snowpack at 45% of normal through February. The rapid swings between wet and dry years challenges California’s traditional supply system and supports the need for reliable storage and local supply.

Given the variety of challenges and limitations presented by the State’s existing infrastructure, Southern California water providers and farmers are presently pursuing investments in storage, supply and infrastructure to meet long-term demand and pursuing sustainable water and agriculture sources. We have a record of sustainable agricultural development and groundwater management to support our continued integration into California’s water and agriculture portfolio.

Our current working capital requirements relate largely to the final development activities associated with the Water Project and those activities consistent with the Water Project related to further development of our land and agricultural assets. While we continue to believe that the ultimate implementation of the Water Project will provide a significant source of future cash flow, we also believe there is substantial value in our underlying agricultural assets and our current agricultural ventures and lease arrangements.

We also continue to explore additional sustainable beneficial uses of our land and water resource assets, including the marketing of our approved desert tortoise land conservation bank, which is located on our properties outside the Water Project area, and other long-term legacy uses of our properties, such as land stewardship and conservation programs.

Corporate Information

We are a Delaware corporation with our principal executive offices located at 550 South Hope Street, Suite 2850, Los Angeles, California 90071.  Our telephone number is (213) 271-1600.  We maintain a corporate website at www.cadizinc.com. Our website address provided in this prospectus is not intended to function as a hyperlink and the information on our website is not, nor should it be considered, part of this prospectus or incorporated by reference into this prospectus.

Summary of Offering

The following is a brief summary of the offering and certain terms of our Certificate of Designation of Series 1 Preferred Stock that we filed with the Secretary of State of the State of Delaware on March 5, 2020 (the “Certificate of Designation”).  For a more complete description of the terms of the Preferred Shares, see “Description of the Preferred Shares” in this prospectus.

Common Stock Offered	Up to 7,662,638 shares of our common stock consisting of: 4,050,500 Preferred Conversion Shares issuable to the selling securityholders upon conversion of the Preferred Shares, 2,589,674 Note Conversion Shares issued upon conversion of a portion of the outstanding amount payable under our 2020 Notes, and 1,022,464 Additional Common Shares held by two of the selling securityholders.

Preferred Shares Offered	10,000 Preferred Shares, which we issued to two of the selling securityholders pursuant to Conversion and Exchange Agreements dated March 5, 2020, in exchange for the satisfaction of an outstanding aggregate amount payable of $27,381,000 under our 2020 Notes.

Ranking and Liquidation	Prior to March 5, 2025, or the “Mandatory Conversion Date”, in the event of our voluntary or involuntary liquidation, dissolution or winding up, each Preferred Share will be entitled to receive an amount in cash equal to $2,734.09 per share (subject to adjustment) before any payment may be made to holders of our common stock or any outstanding series of our preferred stock junior in liquidation preference to the Preferred Shares. In addition, prior to the Mandatory Conversion Date, the Preferred Shares will be entitled to participate pro rata on an as-converted into common stock basis with all of our common stock in the distribution of any remaining proceeds from the voluntary or involuntary liquidation, dissolution or winding up. After the Mandatory Conversion Date, Preferred Shares will not receive any preference and will only be entitled to participate pro rata on an as-converted into common stock basis with all of our common stock in the distribution of any remaining proceeds from the voluntary or involuntary liquidation, dissolution or winding up. See “Description of the Preferred Shares––Ranking and Liquidation”.

Conversion	Each Preferred Share is convertible at any time at the option of the holder into 405.05 shares of our common stock, provided that the holder will be prohibited from converting Preferred Shares into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would beneficially own more than 9.9% of the total number of shares of our common stock then issued and outstanding after giving effect to such conversion. On the Mandatory Conversion Date, each Preferred Share will automatically convert into shares of our common stock at the conversion rate then in effect; provided, that the Preferred Shares will not automatically convert shares of our common stock to the extent that, as a result of such conversion, the holder, together with its affiliates, would beneficially own more than 9.9% of the total number of shares of our common stock then issued and outstanding after giving effect to such conversion. Any Preferred Shares that remain outstanding after the Mandatory Conversion Date as a result of such limitations will be convertible at any time thereafter, at the option of the holder, subject to the beneficial ownership limitations in our Certificate of Designation. See “Description of the Preferred Shares—Conversion Rights.”

Voting Rights	Prior to the Mandatory Conversion Date, each Preferred Share will be entitled to 301.98 votes on all matters on which stockholders are generally entitled to vote (provided that no holder of Preferred Shares will be entitled to such number of votes in excess of such holder’s beneficial ownership limitation). After the Mandatory Conversion Date, the Preferred Shares will have no voting rights, except as required by applicable law. See “Description of the Preferred Shares—Voting Rights.”

Dividends	Prior to the Mandatory Conversion Date, the holders of Preferred Shares will not be entitled to participate in any dividends or distributions. After the Mandatory Conversion Date, Preferred Shares will rank pari passu on an as-converted to common stock basis with all of our common stock as to dividends and distributions. See “Description of the Preferred Shares—Dividends.”

Anti-Dilution	The number of shares issuable upon conversion of the Preferred Shares and the number of votes to which each Preferred Share is entitled are subject to proportionate adjustment upon the issuance by us of certain stock dividends, stock splits, and similar proportionately applied changes affecting our outstanding shares of common stock. See “Description of the Preferred Shares—Anti-Dilution.”

Redemption	At any time after March 5, 2021, we may redeem Preferred Shares by payment of an amount per Preferred Share equal to $13.50 multiplied by the Conversion Rate then in effect; provided, that as to each holder of Preferred Shares, the number of Preferred Shares redeemed must be at least 25% of the Preferred Shares originally issued to such holder. See “Description of the Preferred Shares—Redemption.”

Use of Proceeds

We will not receive any of the proceeds from the sale of the Preferred Shares, the Preferred Conversion Shares, the Note Conversion Shares or the Additional Common Shares by any of the selling securityholders.

Listing	The Preferred Shares are not listed on any securities exchange. Our common stock is listed on The Nasdaq Global Market under the symbol “CDZI.”

Risk Factors	See “Risk Factors” beginning on page 4 and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before investing in the Preferred Shares or shares of our common stock.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this prospectus, including the Risk factors disclosure in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, before deciding to invest.

Risks Related to the Preferred Shares

Fluctuations in the price of our common stock may affect the value of the Preferred Shares and make them more difficult to resell.

Because the Preferred Shares are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the value of the Preferred Shares and could limit the value of shares of our common stock receivable upon conversion of the Preferred Shares.  Holders who receive common stock upon conversion of the Preferred Shares will also be subject to the risk of volatility and depressed prices of our common stock.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion rate of the Preferred Shares is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure.  If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution.  In addition, holders of the Preferred Shares may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding taxes.  If we pay withholding taxes on behalf of a holder, we may, at our option, set off such amounts against any cash and/or common stock otherwise deliverable to such holder.  See “Certain U.S. Federal Income Tax Considerations” for more details.

An active trading market for the Preferred Shares may not develop.

The Preferred Shares are an issue of securities for which there is currently no active trading market and no active trading market might ever develop.  The Preferred Shares may trade at a discount from their initial offering price, depending on the market for similar securities, the price, and volatility in the price, of our shares of common stock, our performance and other factors.  In addition, we do not know whether an active trading market will develop for the Preferred Shares.  We have no plans to list the Preferred Shares on a securities exchange or to include the Preferred Shares in any automated quotation system.  The liquidity of any market for the Preferred Shares will depend upon the number of holders of the Preferred Shares, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the Preferred Shares and other factors.  An active or liquid trading market for the Preferred Shares may not develop.  To the extent that an active trading market does not develop, the liquidity and trading prices for the Preferred Shares may be harmed.

Conversion of the Preferred Shares will dilute the ownership interest of existing shareholders, including holders who had previously converted their Preferred Shares.

The conversion of some or all of the Preferred Shares into Preferred Conversion Shares may dilute the ownership interests of existing shareholders.  Any sales in the public market of the common stock issued upon such conversion could adversely affect prevailing market prices of our common stock.  In addition, the existence of the Preferred Shares may encourage short selling by market participants because the conversion of the Preferred Shares into Preferred Conversion Shares could depress the price of our common stock.

The sale of a substantial amount of our common stock in the market and the issuance of shares upon conversion of convertible instruments, including the Preferred Conversion Shares, could adversely affect the prevailing market price of our common stock.

As of March 20, 2020, we had 34,772,030 shares of common stock issued and outstanding and the closing sale price of our common stock on March 20, 2020 was $9.70.

We may engage in transactions to issue convertible debt and warrants to purchase common stock, as we have in the past, which transactions may include registration rights. The registration of such additional securities and the potential for high volume trades of our common stock in connection with these financings may have a downward effect on our market price. Future issuance of our common stock upon exercise of these warrants may have a further negative impact on our stock price.

Further, as of March 20, 2020, we have reserved for issuance, but not yet issued, a substantial amount of additional shares, including the Preferred Conversion Shares. The issuance of shares we are obligated to issue, which may increase dilution of existing investors and further depress the market price of our common stock, which may negatively affect our stockholders’ equity and our ability to raise capital on terms acceptable to us in the future.

The volatility of our stock price could adversely affect current and future stockholders.

  The market price of our common stock is volatile and fluctuates in response to various factors which are beyond our control.  Such fluctuations are particularly common in companies such as ours, which have not generated significant revenues.  The following factors, in addition to other risk factors described in this section, could cause the market price of our common stock to fluctuate substantially:

●	Developments involving the execution of our business plan;

●	Disclosure of any adverse results in litigation;

●	Regulatory developments affecting our ability to develop our properties;

●	Disruptions to the market and industry as a result of the global outbreak of the COVID-19 coronavirus;

●	The dilutive effect or perceived dilutive effect of additional debt or equity financings;

●	Perceptions in the marketplace of our company and the industry in which we operate; and

●	General economic, political and market conditions.

In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock. Price volatility could be worse if the trading volume of our common stock is low.

The COVID-19 coronavirus could adversely impact our business

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread to multiple countries, including the United States. If the COVID-19 coronavirus continues to spread, we may experience disruptions that could severely impact our business, including; availability of necessary items or availability of workforce in a non-essential business either due to voluntary or mandated quarantine.

The global outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

DESCRIPTION OF THE PREFERRED SHARES

On March 5, 2020, we filed the Certificate of Designation with the Secretary of State of the State of Delaware to designate 10,000 shares of our preferred stock, par value $0.01 per share, as the Preferred Shares.

We issued the Preferred Shares pursuant to Conversion and Exchange Agreements, dated March 5, 2020, between Cadiz Inc. and two of the selling securityholders, in exchange for the satisfaction of an outstanding aggregate amount payable of $27,381,000 under our 2020 Notes.

The following is a brief description of the Preferred Shares:

Ranking and Liquidation. Prior to the Mandatory Conversion Date, subject to applicable law and the rights of the holders of any outstanding series of our preferred stock, in the event of our voluntary or involuntary liquidation, dissolution or winding up, each Preferred Share will be entitled to receive an amount in cash equal to $2,734.09 per share (as may be adjusted for any dividends of Preferred Shares, subdivision of the outstanding Preferred Shares or combination of the outstanding Preferred Shares), before any payment may be made to holders of our common stock or any outstanding series of our preferred stock junior in liquidation preference to the Preferred Shares. In addition, prior to the Mandatory Conversion Date, subject to applicable law and the rights of the holders of any outstanding series of our preferred stock, Preferred Shares will be entitled to participate pro rata on an as-converted into common stock basis with all of our common stock in the distribution of any remaining proceeds from the voluntary or involuntary liquidation, dissolution or winding up. After the Mandatory Conversion Date, subject to applicable law and the rights of the holders of any outstanding series of our preferred stock, Preferred Shares will not receive any preference and will only be entitled to participate pro rata on an as-converted into common stock basis with all of our common stock in the distribution of any remaining proceeds from the voluntary or involuntary liquidation, dissolution or winding up.

Conversion. Each Preferred Share is convertible at any time at the option of the holder into 405.05 shares of our common stock (the “Conversion Rate”), provided that the holder will be prohibited from converting Preferred Shares into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would beneficially own more than 9.9% of the total number of shares of our common stock then issued and outstanding after giving effect to such conversion. On the Mandatory Conversion Date, each Preferred Share will automatically convert into shares of our common stock at the Conversion Rate then in effect; provided, that the Preferred Shares will not automatically convert shares of our common stock to the extent that, as a result of such conversion, the holder, together with its affiliates, would beneficially own more than 9.9% of the total number of shares of our common stock then issued and outstanding after giving effect to such conversion. Any Preferred Shares that remain outstanding after the Mandatory Conversion Date as a result of such limitations will be convertible at any time thereafter, at the option of the holder, subject to the beneficial ownership limitations in the Certificate of Designation.

Voting Rights. Prior to the Mandatory Conversion Date, except as provided by applicable law, each Preferred Share will be entitled to 301.98 votes (the “Voting Rate”) on all matters on which stockholders are generally entitled to vote (provided that no holder of Preferred Shares will be entitled to such number of votes in excess of such holder’s beneficial ownership limitation). Additionally, prior to the Mandatory Conversion Date, the vote or written consent of holders of a majority of the outstanding Preferred Shares, voting separately as a single class, will be required for certain amendments to our certificate of incorporation, to liquidate us, to incur certain indebtedness other than permitted indebtedness, to enter into certain affiliate transactions, to issue additional Preferred Shares and to issue any capital stock senior or having parity in preference to the Preferred Shares, other than preferred shares that may be issued in one or more financing transactions as an alternative to our incurring, and which the gross proceeds of shall be offset against, permitted indebtedness. Permitted indebtedness over which the Preferred Shares will have no voting rights consists of (i) our existing debt as of March 5, 2020 and the refinancing of such debt, (ii) up to $600 million of debt that we may incur related to our southern pipeline project or our northern pipeline project (collectively, the “Pipeline Water Projects”), (iii) the establishment of related infrastructure and farming costs for developing agriculture on land owned by us and our subsidiaries (the “Farming Project”), (iv) working capital for the Pipeline Water Projects, the Farming Project or general corporate purposes, and (v) a refinancing of any of the debt described in this sentence related to the Pipeline Water Projects. After the Mandatory Conversion Date, the Preferred Shares will have no voting rights, except as required by applicable law.

Dividends. Prior to the Mandatory Conversion Date, the holders of Preferred Shares will not be entitled to participate in any dividends or distributions. After the Mandatory Conversion Date, subject to the applicable law and the rights of the holders of any outstanding series of our preferred stock, Preferred Shares will rank pari passu on an as-converted to common stock basis with all of our common stock as to dividends and distributions. However, holders of Preferred Shares will not be entitled to participate in dividends consisting of shares of our common stock or other securities convertible into or exercisable for shares of our common stock to the extent that, as a result of such dividend, the holder, together with its affiliates, would beneficially own more than 9.9% of the total number of shares of our common stock then issued and outstanding after giving effect to such dividend.

Anti-Dilution. The Conversion Rate and the Voting Rate are subject to proportionate adjustment upon the issuance by us of stock dividends, stock splits, and similar proportionately applied changes affecting our outstanding shares of common stock.

Redemption. At any time after March 5, 2021, we may redeem Preferred Shares by payment of an amount per Preferred Share equal to $13.50 (as may be adjusted for any dividends of Preferred Shares, subdivision of the outstanding Preferred Shares or combination of the outstanding Preferred Shares) multiplied by the Conversion Rate then in effect; provided, that as to each holder of Preferred Shares, the number of shares redeemed must be at least 25% of the Preferred Shares originally issued to such holder. There will be no restriction on the redemption of the Preferred Shares while there is any arrearage in the payment of dividends.

Rights as a Stockholder. Except as otherwise provided in the Certificate of Designation, or by virtue of such holder’s ownership of shares of our common stock, the holders of Preferred Shares do not have the rights or privileges of holders of shares of our common stock, until they convert their Preferred Shares.

Amendments. Certain terms of the Preferred Shares may be amended or modified with the vote or written consent of the holders of a majority of the then-outstanding Preferred Shares.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of our Certificate of Incorporation and our Bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws. Our Certificate of Incorporation states that we expressly elect not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. These provisions are summarized in the following paragraphs.

Special Meeting of Stockholders. Neither our Certificate of Incorporation nor our Bylaws permit stockholder action by written consent in lieu of a meeting of stockholders. Further, special meetings of stockholders may be called only by our Board of Directors, Chief Executive Officer or President. In addition, our Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders, and specify certain requirements regarding the form and content of a stockholder’s notice. The foregoing could have the effect of delaying or preventing unsolicited takeovers and changes in control or changes in our management.

Effects of authorized but unissued common stock and blank check preferred stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our Board of Directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by our Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our company.

Cumulative Voting. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors which would allow holders of less than a majority of the stock to elect some directors.

Vacancies. Section 223 of the Delaware General Corporation Law and our Bylaws provide that all vacancies, including newly created directorships, may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Anti-Takeover Effects of Delaware Law. We are subject to the “business combination” provisions of Section 203 of Delaware law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date the interested stockholder obtained such status, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●	on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to an interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any or all of the Preferred Shares, the Preferred Conversion Shares, the Note Conversion Shares or the Additional Common Shares being offered by the selling securityholders under this prospectus.

SELLING SECURITYHOLDERS

This prospectus covers the resale or other disposition of the Preferred Shares, the Preferred Conversion Shares, the Note Conversion Shares and the Additional Common Shares, which we have agreed to register. Accordingly, we have filed with the Commission a registration statement, of which this prospectus is a part, for the resale of those shares.

We issued the Preferred Shares pursuant to Conversion and Exchange Agreements, dated March 5, 2020, between Cadiz Inc. and each of the selling securityholders, in exchange for the satisfaction of an outstanding aggregate amount payable of $27,381,000 under our 2020 Notes.

The Note Conversion Shares were issued to the selling securityholders in March 2020 upon conversion of a portion of the aggregate amount payable under our 2020 Notes, pursuant to the terms of the indenture, dated December 10, 2015, between us and The Bank of New York Mellon Trust Company, N.A., as Trustee.

The Additional Common Shares are beneficially owned by LC Capital Master Fund Ltd. or Mr. Lampe and were acquired in certain of our prior private placements from 2004 through 2009, or in open market transactions or other transactions.

None of the selling securityholders, except as noted in the table below, has held any position or office or had a material relationship with us other than under our previously existing corporate term debt, under the terms of the agreements pursuant to which the Preferred Shares were issued, or as a result of the ownership of our common stock.

We may amend or supplement this prospectus from time to time to update the disclosures set forth herein.

The following table is based on information supplied to us by the selling securityholders identified in the table.  The table sets forth, as to the selling securityholders identified, the number of Preferred Shares, Preferred Conversion Shares, the Note Conversion Shares and the Additional Common Shares that each selling securityholder beneficially owns (including any shares the selling securityholder has the right to acquire within 60 days), the number of shares of Preferred Shares, Preferred Conversion Shares, Note Conversion Shares and Additional Common Shares beneficially owned by each selling securityholder that may be offered for sale from time to time by this prospectus and the number and percentage of Preferred Shares, Preferred Conversion Shares, Note Conversion Shares and Additional Common Shares to be held by each such selling securityholder assuming the sale of all Preferred Shares, Conversion Shares, Note Conversion Shares and Additional Common Shares offered hereby.

	Series 1 Preferred Stock				Common Stock
Name of Selling Securityholders	Shares Beneficially Owned Before Offering(1)	Shares Which May Be Offered Pursuant to this Prospectus	Shares Beneficially Owned after Offering(2)	Percentage Ownership after Offering	Shares Beneficially Owned Before Offering		Shares Which May Be Offered Pursuant to this Prospectus(3)		Shares Beneficially Owned after Offering(4)	Percentage Ownership after Offering(5)
LC Capital Master Fund Ltd. c/o Lampe Conway & C LLC 680 Fifth Avenue, 12th Floor New York, NY 10019	9,671	9,671	0	0%	7,298,045	(6)	7,298,045	(7)	0	0%
Steven G. Lampe c/o Lampe Conway & C LLC 680 Fifth Avenue, 12th Floor New York, NY 10019	-	-	-	0%	146,092	(8)	146,092	(8)	0	0%
Elkhorn Partners, Limited Partnership 8405 Indian Hills Drive, Unit 2A8 Omaha, NE 68114	329	329	0	0%	482,101	(9)	218,501	(10)	263,600	*

(1)	Except as otherwise noted herein, the number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any option or other right. Except as otherwise noted herein, the number of shares beneficially owned by each selling securityholder identified in this table is as of March 20, 2020. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to the shares shown as beneficially owned.

(2)	Assumes the sale of all Preferred Shares offered hereby.
(3)	Includes Preferred Conversion Shares issuable upon conversion of Preferred Shares. The number of Preferred Conversion Shares issuable upon conversion of each Preferred Share, when aggregated with the shares of our common stock beneficially owned by such holder, is subject to a 9.9% limitation based on the number of shares of our common stock outstanding after giving effect to such conversion.
(4)	Assumes the sale of all shares of common stock offered hereby, including the Preferred Conversion Shares, the Note Conversion Shares and the Additional Common Shares.
(5)	Based on 34,772,030 shares of common stock issued and outstanding as of March 20, 2020.
(6)	Includes 3,380,806 shares of common stock beneficially owned as of March 20, 2020. Includes 3,917,239 shares of common stock issuable upon conversion of 9,671 Preferred Shares. The number of shares of common stock issuable upon conversion of each Preferred Share, when aggregated with the shares of our common stock beneficially owned by such holder, is subject to a 9.9% limitation based on the number of shares of our common stock outstanding after giving effect to such conversion.

These securities held by LC Capital Master Fund Ltd. (“LC Capital”) may be deemed to be beneficially owned by LC Capital Partners, LP (“Partners”), LC Capital Advisors LLC (“Advisors”), LC Capital Offshore Fund, Ltd. (“Offshore”), Lampe, Conway& Co., LLC (“Lampe Conway”), Steven G. Lampe (“Lampe”) and Richard F. Conway (“Conway”) by virtue of the following relationships: (i) Partners and Offshore beneficially own 100% of the outstanding shares of LC Capital; (ii) Advisors is the sole general partner of Partners; (iii) Lampe Conway acts as investment manager to Partners, Offshore and LC Capital pursuant to certain investment management agreements, and as a result of such agreements, Lampe Conway shares voting and dispositive power over the securities; and (iv) Lampe and Conway act as the sole managing members of each of Advisors and Lampe Conway and are the natural persons with voting and dispositive power over these securities.
(7)	Includes 3,917,239 shares of common stock issuable upon conversion of 9,671 Preferred Shares. The number of shares of common stock issuable upon conversion of each Preferred Share, when aggregated with the shares of our common stock beneficially owned by such holder, is subject to a 9.9% limitation based on the number of shares of our common stock outstanding after giving effect to such conversion.
(7)	In addition to shares beneficially owned by LC Capital, Steven G. Lampe beneficially owns (i) 144,300 shares of our common stock over which he has sole voting and dispositive power, (ii) 1,208 shares of our common stock in a retirement account, and (iii) 584 shares of our common stock through an immediate family member sharing the same household.
(9)	Includes 348,840 shares of common stock beneficially owned as of March 20, 2020. Also includes 133,261 shares of common stock issuable upon conversion of 329 Preferred Shares.

The number of Preferred Conversion Shares issuable upon conversion of each Preferred Share, when aggregated with the shares of our common stock beneficially owned by such holder, is subject to a 9.9% limitation based on the number of shares of our common stock outstanding after giving effect to such conversion. The securities may be deemed to be beneficially owned by Mr. Alan Parsow, the sole managing partner of the selling securityholder. Mr. Parsow disclaims beneficial ownership over these securities. The selling securityholder has confirmed that it is not a registered broker-dealer or an affiliate of a broker dealer.
(10)	Includes 133,261 shares of common stock issuable upon conversion of 329 Preferred Shares.

The number of Preferred Conversion Shares issuable upon conversion of each Preferred Share, when aggregated with the shares of our common stock beneficially owned by such holder, is subject to a 9.9% limitation based on the number of shares of our common stock outstanding after giving effect to such conversion.
*	Less than 1%.

PLAN OF DISTRIBUTION

The Preferred Shares, the Preferred Conversion Shares, the Note Conversion Shares and the Additional Common Shares will be offered and sold by the selling securityholders named in this prospectus, by their donees, or by their other successors in interest.  We have agreed to bear the expenses of the registration of such shares, including legal and accounting fees, other than fees of counsel, if any, retained individually by the selling securityholders, and any discounts or commissions payable with respect to sales of such shares.

The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.  Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions.  The selling securityholders may sell their shares by one or more of, or a combination of, the following methods:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

●	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in privately negotiated transactions;

●	in options transactions; and

●	by any other legally available means.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

From time to time, a selling securityholder may pledge or grant a security interest in some or all of the shares which the selling securityholder owns.  If a selling securityholder defaults in the performance of the selling securityholder’s secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus (except, in some cases, if the pledgees or secured parties are broker-dealers or are affiliated with broker-dealers).  The selling securityholders also may transfer and donate shares in other circumstances.  Donees may also offer and sell the shares from time to time by this prospectus (except, in some cases, if the donees are broker-dealers or are affiliated with broker-dealers).  The number of shares beneficially owned by a selling securityholder will decrease as and when a selling securityholder donates such securityholder’s shares or defaults in performing obligations secured by such securityholder’s shares.  The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the donees, pledgees, other secured parties or other successors in interest will be selling securityholders for purposes of this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate.  Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

The selling securityholders and any broker-dealers acting in connection with the sale of the shares covered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any commissions received by them and any profit realized by them on the resale of the shares as principals may be deemed to be underwriting compensation under the Securities Act of 1933.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers.  In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have agreed to indemnify the selling securityholders, their agents, representatives and advisers, and in connection with an underwritten offering, the underwriters against liabilities they may incur as a result of any untrue statement or alleged untrue statement of a material fact in the registration statement of which this prospectus forms a part, any omission or alleged omission in this prospectus or the registration statement to state a material fact necessary in order to make the statements made not misleading or any violation or alleged violation of any United States federal, state or common law rule or regulation applicable to us and relating to action required of or inaction by us in connection with any such registration..  This indemnification includes liabilities that the selling securityholders may incur under the Securities Act.  We do not have to give such indemnification if the untrue statement or omission was made in reliance upon and in conformity with information furnished in writing to us by the selling securityholders for use in this prospectus or the registration statement.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and their respective affiliates.  The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Preferred Shares, the Preferred Conversion Shares, the Note Conversion Shares and the Additional Common Shares, as of the date of this prospectus.  This summary applies only to a beneficial owner who holds such shares as a capital asset (generally for investment purposes).  This summary does not discuss any state, local or foreign tax consequences, nor does it deal with beneficial owners of such shares that may be subject to special treatment for U.S. federal income tax purposes.  For example, this summary does not address:

●	tax consequences to beneficial owners who are dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

●	tax consequences to beneficial owners holding shares as part of a hedging, integrated, constructive sale or conversion transaction, or a straddle;

●	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar; or

●	U.S. federal estate, gift or alternative minimum tax consequences, if any (except to the extent specifically discussed below in “—Non-U.S. Holders—U.S. Federal Estate Tax”).

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date of this prospectus.  Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax considerations different from those discussed below.

If a beneficial owner of the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares is an entity classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  If you are such an entity, or a partner in such an entity, you should consult your own tax advisor.

No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax considerations discussed below.  As a result, we cannot assure you that the IRS will agree with the tax consequences described below.

Each prospective investor should consult its own tax advisor concerning the U.S. federal income and estate tax consequences to the investor of the ownership and disposition of the applicable shares in light of the investor’s particular situation and any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

The following discussion is a summary of certain U.S. federal income tax considerations that will apply to you if you are a U.S. holder of Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares.

For purposes of this discussion, a U.S. holder is a beneficial owner of shares that is for U.S. federal tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a court within the United States and one or more United States persons have authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Conversion of the Preferred Shares into Shares of Our Common Stock

A U.S. holder of Preferred Shares generally will not recognize gain or loss on the conversion of Preferred Shares into shares of our common stock.  The U.S. holder’s holding period for the shares of our common stock received upon conversion will include the period during which the Preferred Shares were held, and the U.S. holder’s aggregate tax basis in the shares received upon conversion will be equal to the holder’s adjusted tax basis in the Preferred Shares at the time of conversion.

Sale, Exchange, Repurchase or Retirement of the Preferred Shares

Each U.S. holder generally will recognize gain or loss upon the sale, exchange, repurchase, retirement or other disposition of Preferred Shares (other than a conversion of the Preferred Shares into shares of our common stock, which is addressed above) measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received and (ii) such holder’s adjusted tax basis in the Preferred Shares.  The U.S. holder’s adjusted tax basis in the Preferred Shares generally will equal the amount paid for the Preferred Shares.  Any such gain or loss should be capital gain or loss and generally will be long-term capital gain or loss if the Preferred Shares have been held for more than one year at the time of the sale or exchange.  Generally, net long-term capital gain for non-corporate taxpayers (including individuals) is eligible for a reduced rate of taxation.  The deductibility of capital losses is subject to limitations.

Distributions on the Shares

Distributions (including constructive distributions), if any, made with respect to the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares generally will constitute taxable dividends to the extent of our current and accumulated earnings and profits.  Any distribution in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the U.S. holder’s adjusted tax basis in the shares (but not below zero).  To the extent such a distribution exceeds the U.S. holder’s adjusted tax basis in the shares, the distribution will be taxable as capital gain.  Under certain circumstances, dividends paid to a non-corporate U.S. holder are eligible for a reduced rate of taxation.  Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction.

Sale or Exchange of the Shares

Gain or loss realized on the sale, exchange or other disposition of the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares will equal the difference between the amount realized on such sale, exchange or other disposition and the U.S. holder’s adjusted tax basis in such shares.  Such gain or loss generally will be long-term capital gain or loss if the holder has held or is deemed to have held the shares for more than one year on the date of disposition.  Generally, net long-term capital gain of non-corporate stockholders (including individuals) is eligible for a reduced rate of taxation.  The deductibility of capital losses is subject to limitations.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (i) the U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances).  A holder’s net investment income generally includes its interest and dividend income, and its net gains from the disposition of stock and debt securities, unless such interest or dividend income, or net gains, are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  An individual, estate or trust should consult its own tax advisor regarding the applicability of this tax to any income and gains in respect of an investment in the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares.

Information Reporting and Backup Withholding

When required, we will report to the holders of the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares and Additional Common Shares and the IRS dividends paid on or with respect to such shares during each calendar year and the amount of tax, if any, withheld from such payments.  A U.S. holder will be subject to backup withholding on dividends paid on the shares and proceeds from the sale of the shares at the applicable rate if the U.S. holder (i) fails to provide us with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (ii) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or (iii) in certain circumstances, has failed to certify under penalty of perjury that such holder is not subject to backup withholding.  A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent.  Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided that the required information is properly furnished to the IRS on a timely basis.

Non-U.S. Holders

The following is a summary of certain U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares.  The term “non-U.S. holder” means a beneficial owner of such shares that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. holder (as defined above under “—U.S. Holders”).

Conversion of the Preferred Shares

A non-U.S. holder who converts Preferred Shares into shares of our common stock generally will not recognize any income, gain or loss. The non-U.S. holder’s adjusted tax basis in the Preferred Conversion Shares will equal such holder’s adjusted basis in the Preferred Shares, and the non-U.S. holder’s holding period for the Preferred Conversion Shares will include the period during which such holder held the Preferred Shares.

Dividends

Subject to the discussion below regarding the potential application of withholding tax rules, dividends paid on the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares to a non-U.S. holder (including any deemed dividends) generally will be subject to a 30% U.S. federal withholding tax, unless either: (i) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (ii) the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides an appropriate statement to that effect on a properly completed IRS Form W-8ECI (or suitable successor or substitute form).  If dividends paid on the shares to a non-U.S. holder are effectively connected with the non-U.S. holder’s trade or business in the United States, the non-U.S. holder will be required to pay U.S. federal income tax on that dividend on a net income basis (although exempt from the 30% withholding tax provided the appropriate statement is provided to us) generally in the same manner as a U.S. holder.  If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, any dividend income that is effectively connected with a United States trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the United States, and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form).  In addition, a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with such holder’s conduct of a trade or business in the United States.

Dispositions of Preferred Shares, Preferred Conversion Shares, Note Conversion Shares and Additional Common Shares

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, repurchase, retirement or other disposition of Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares (other than a conversion of the Preferred Shares into Preferred Conversion Shares, which is addressed above) or the sale or exchange of such shares, unless (i) such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, repurchase, retirement or other disposition and certain other conditions are met, (ii) the gain is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder and, in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, to a fixed base) in the United States, or (iii) we are or have been a U.S. real property holding corporation (“USRPHC”), as defined in the Code, at any time within the 5-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter.  If the first exception applies, the non-U.S. holder generally will be subject to tax at a 30% rate on the amount by which the United States-source capital gains exceed capital losses allocable to United States sources.  If the second exception applies, generally the non-U.S. holder will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as U.S. holders, as described above.  If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the United States, and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form).  Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the aggregate fair market value of the corporation’s worldwide real property interests and its other assets used or held for use in a trade or business.  We have not made, and do not intend to make, a determination regarding our potential status as a USRPHC.  A non-U.S. holder should consult its own tax advisor regarding our potential status as a USRPHC and the consequences of such status to such holder upon a disposition of the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares.

Additionally, non-U.S. holders that are treated for U.S. federal income tax purposes as corporations and that are engaged in a trade or business or have a permanent establishment in the United States could be subject to a branch profits tax on such income at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

U.S. Federal Estate Tax

If you are a non-U.S. holder and also are not a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, the U.S. federal estate tax will not apply to shares owned by you at the time of your death, provided that at the time of your death, you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote.  However, shares held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

When required, we will report to the IRS and to each non-U.S. holder the amount of any dividends paid on our Preferred Shares or shares of common stock in each calendar year, and the amount of tax withheld, if any, with respect to these dividends.  Non-U.S. holders who have provided the forms and certification referenced above or who have otherwise established an exemption generally will not be subject to backup withholding tax if we have actual knowledge or reason to know that any information in those forms and certification is unreliable or that the conditions of the exemption are in fact not satisfied.  Backup withholding is not an additional tax.  The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is properly furnished to the IRS on a timely basis.

Foreign Account Tax Compliance Withholding

Under the Foreign Account Tax Compliance Act (“FATCA”), gross proceeds from the sale, exchange or other disposition of any Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares realized by, and dividends paid (including any deemed dividends) on the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares to certain non-U.S. persons, including certain foreign financial institutions and investment funds, could be subject to a 30% withholding tax unless such non-U.S. person complies with certain requirements, including reporting requirements regarding its direct and indirect U.S. owners and/or U.S. account holders.  Such withholding could apply to payments made to a non-U.S. person regardless of whether the non-U.S. person is the beneficial owner of any Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares or holds Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares for the account of others.  The Treasury Secretary has issued proposed regulations providing that the withholding provisions of FATCA do not apply with respect to payments of gross proceeds from a sale, redemption or other disposition of the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares, which may be relied upon by taxpayers until final regulations are issued.  In addition, non-U.S. persons located in jurisdictions that have an intergovernmental agreement with the United States regarding FATCA may be subject to different rules.  Potential investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on an investment in the Preferred Shares, Preferred Conversion Shares, Note Conversion Shares or Additional Common Shares.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the securities offered under this prospectus will be passed upon for us by Greenberg Traurig, LLP, Los Angeles, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, including exhibits, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus.  This prospectus, which is part of the registration statement, does not contain all of the information in the registration statement.  For further information about us and our common stock, you should refer to the registration statement, including exhibits, and the financial statements and notes filed as a part thereof.

We file quarterly and annual reports, proxy statements and other information with the Commission.  Our filings with the Commission, including the registration statement, reports, proxy and information statements, and other information are available to you on the Commission’s website at http://www.sec.gov.  In addition, documents that we file with the Commission are available on our website at www.cadizinc.com. Our website address provided in this prospectus is not intended to function as a hyperlink and the information on our website is not, nor should it be considered, part of this prospectus or incorporated by reference into this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus the information we file with them.  The information we incorporate by reference into this prospectus is an important part of this prospectus.  Any statement in a document we have filed with the Commission prior to the date of this prospectus and which is incorporated by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in the prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement.  The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

We incorporate by reference into this prospectus the information contained in the following documents, which is considered to be a part of this prospectus:

●	our Annual Report on Form 10-K for the year ended December 31, 2019, filed on March 13, 2020;

●	the Current Reports on Form 8-K filed with the Commission on February 3, 2020, February 20, 2020, and March 9, 2020; and

●	the description of our common stock as set forth in Exhibit 4.3 to the Annual Report on Form 10-K for the year ended December 31, 2019, filed on March 13, 2020.

We also incorporate by reference all additional documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are filed after the date of the initial registration statement and prior to the effectiveness of the registration statement or that are filed after the effective date of the registration statement of which this prospectus is a part and prior to the termination of the offering of securities offered pursuant to this prospectus.  We are not, however, incorporating in each case, any documents or information that we are deemed to “furnish” and not file in accordance with the Commission rules.

You may obtain a copy of these filings, without charge, by writing or calling us at:

Cadiz Inc.

550 South Hope Street

Suite 2850

Los Angeles, California 90071

Attention:  Investor Relations

(213) 271-1600

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us or any selling shareholder.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation.  Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution.

We estimate that expenses in connection with the distribution described in this registration statement will be as shown below.  All expenses incurred with respect to the distribution, except for fees of counsel, if any, retained individually by a selling securityholder and any discounts or commissions payable with respect to sales of the shares, will be paid by us.  See “Plan of Distribution”.

Accountant Fees and Expenses	$15,000.00
SEC Filing Fee	$6,220.90
Legal Fees and Expenses	$75,000.00
Miscellaneous	$2,000.00

Total	$98,220.90

ITEM 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits our Board of Directors to indemnify any person against expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which he is made a party because he serves or served as a director, officer, employee or agent of Cadiz or of another entity.  The language of Section 145 is sufficiently broad to permit indemnification in some situations for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended.  The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Our Bylaws provide for mandatory indemnification of directors and officers of Cadiz, and those serving at the request of Cadiz as directors, officers, employees, or agents of other entities, to the maximum extent permitted by law.  The Bylaws provide that this indemnification shall be a contract right between each of these persons and Cadiz.

Our Certificate of Incorporation provides that a director of the company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(1)	for any breach of the director’s duty of loyalty to Cadiz or its stockholders;

(2)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3)	under Section 174 of the Delaware General Corporation Law; or

(4)	for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation provides that if the Delaware General Corporation Law is subsequently amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the law as amended.  We have also purchased a liability insurance policy which insures our directors and officers against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 16.  Exhibits.

The following exhibits are filed or incorporated by reference as part of this Registration Statement.

3.1	Cadiz Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on March 13, 2020).
3.2	Cadiz Bylaws, as amended (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on March 13, 2020).
3.3	Certificate of Designation of Series 1 Preferred Stock of Cadiz Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on March 13, 2020).
4.1	Specimen form of stock certificate (incorporated by reference to Exhibit 4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 filed with the Commission on November 13, 1998).
5.1	Opinion of Greenberg Traurig, LLP*
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Greenberg Traurig, LLP (included in its opinion filed as Exhibit 5.1)
24.1	Power of Attorney (included on Signature Page)

*   Filed herewith.

ITEM 17.  Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	[Intentionally omitted].

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	[Intentionally omitted].

(7)	[Intentionally omitted].

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 23, 2020.

CADIZ INC.
Registrant

By:	/s/ Timothy J. Shaheen
Timothy J. Shaheen
Chief Financial Officer

KNOW ALL YE BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Scott Slater and Timothy J. Shaheen, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statements filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Position	Date

/s/ Keith Brackpool	March 23, 2020
Keith Brackpool, Chairman

/s/ Scott Slater	March 23, 2020
Scott Slater, Chief Executive Officer, President and Director
(Principal Executive Officer)

/s/ Timothy J. Shaheen	March 23, 2020
Timothy J. Shaheen, Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Geoffrey T. Grant	March 23, 2020
Geoffrey T. Grant, Director

/s/ Winston H. Hickox	March 23, 2020
Winston H. Hickox, Director

/s/ Murray H. Hutchison	March 23, 2020
Murray H. Hutchison, Director

/s/ Stephen E. Courter	March 23, 2020
Stephen E. Courter, Director

/s/ Richard Nevins	March 23, 2020
Richard Nevins, Director

/s/ Carolyn Webb de Macias	March 23, 2020
Carolyn Webb de Macias, Director

Index to Exhibits

Exhibit No.:	Title of Document

3.1	Cadiz Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on March 13, 2020).
3.2	Cadiz Bylaws, as amended (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on March 13, 2020).
3.3	Certificate of Designation of Series 1 Preferred Stock of Cadiz Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on March 13, 2020).
4.1	Specimen form of stock certificate (incorporated by reference to Exhibit 4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 filed with the Commission on November 13, 1998).
5.1	Opinion of Greenberg Traurig, LLP*
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Greenberg Traurig, LLP (included in its opinion filed as Exhibit 5.1)
24.1	Power of Attorney (included on Signature Page)

*   Filed herewith.